EXHIBIT 1

REPORTING PERSON TRANSACTIONS OF

COMMON STOCK DURING THE PAST 60 DAYS

Reporting Person Effecting Transaction	Date	Type of Transaction	Number of Shares	Price Per Share	How Transaction Effected
Shah Opportunity	12/31/2020	Sell	(26,000)	$11.90	Open Market
Shah Capital Management	12/30/2020	Sell	(46,927)	$12.98	Open Market
Shah Opportunity	12/30/2020	Sell	(313,500)	$12.64	Open Market
Shah Opportunity	12/29/2020	Sell	(200,500)	$12.25	Open Market
Shah Capital Management	12/28/2020	Sell	(120,000)	$10.71	Open Market
Shah Opportunity	12/28/2020	Sell	(259,036)	$11.38	Open Market